Exhibit 100.2

NICE Actimize and Matrix-Exzac Announce a Professional Services Partnership to
Meet Growing Demand for Regulatory Compliance Solutions

The partnership will expand the geographical coverage for the delivery of NICE Actimize solutions

NEW YORK, NY – February 29, 2016 – NICE Actimize, a NICE Systems (NASDAQ:NICE) business and the largest and broadest provider of a single financial crime, risk and compliance software platform for the financial services industry, and Matrix-Exzac, a leading global provider of financial crime prevention and compliance solutions and services, have announced a professional services partnership that will expand the geographical reach of NICE Actimize’s financial crime solutions, including anti-money laundering, enterprise fraud, enterprise risk case management and financial markets compliance solutions.

Matrix-Exzac has more than ten years’ experience in delivering NICE Actimize compliance solutions to financial institutions. By extending this relationship, the partnership provides expanded options for NICE Actimize clients seeking to address global challenges in managing regulatory compliance requirements. The partnership extends a range of expert professional services to new and existing NICE Actimize clients and broadens available support to include full implementation lifecycle support and comprehensive managed services.

“NICE Actimize and Matrix-Exzac have enjoyed a long-term relationship which we look forward to moving to the next level, bringing even greater managed services and delivery options to our global customers,” says Joe Friscia, President, NICE Actimize. “This partnership further enables us to increase our market presence, while providing an even greater level of service to our growing customer base around the world.”

“Since its inception ten years ago, Matrix-Exzac has been implementing NICE Actimize solutions, delivering more than 100 successful projects during that time,” says Renan Levy, CEO, Matrix-Exzac.  “This partnership deepens the scope of benefits we can provide to financial institutions worldwide in their quest to efficiently reduce the impact of financial crime on both their institutions and the customers they serve.”

Matrix-Exzac currently implements out-of-the-box NICE Actimize solutions and configures them to meet the unique technological and regulatory requirements for each customer. Matrix-Exzac also incorporates the customer-side elements of the program, including data analysis, data quality assurances, model validation, optimization of customer tests and more, to ensure that each system is well-matched to each institution’s needs.

For more information on NICE Actimize’s proven Financial Crime and Compliance Solutions in Fraud Prevention, Anti-Money Laundering, Financial Markets, and Enterprise Risk Case Management please visit our web site.

About Matrix-Exzac:
Matrix-Exzac is a leading global provider of financial crime prevention and compliance solutions and services with a full range of solutions and services to ensure financial compliance and minimize fraud risk across multiple solution platforms. More than 50 top-tier financial institutions rely on Matrix-Exzac solutions to architect, implement and manage day-to-day operation of their compliance and fraud prevention programs. Matrix-Exzac is a division of Matrix IT Ltd (Symbol MTRX.TA), which has global presence with offices in the US, UK, Israel, Eastern Europe, China, and Hong Kong, and over 6,500 employees. Matrix-Exzac U.S. headquarters is located in Jersey City, NJ. Visit www.matrix-exzac.com.

About NICE Actimize
NICE Actimize is the largest and broadest provider of financial crime, risk and compliance solutions for regional and global financial institutions, as well as government regulators. Consistently ranked as number one in the space, NICE Actimize experts apply innovative technology to protect institutions and safeguard consumers and investors assets by identifying financial crime, preventing fraud and providing regulatory compliance. The company provides real-time, cross-channel fraud prevention, anti-money laundering detection, and trading surveillance solutions that address such concerns as payment fraud, cybercrime, sanctions monitoring, market abuse, customer due diligence and insider trading. Find us at www.nice.com/actimize.

About NICE Systems
NICE Systems (NASDAQ: NICE) is the worldwide leading provider of enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE solutions help the world’s largest organizations deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 80 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Press Contacts:
Cindy Morgan-Olson
NICE Actimize
+1-212-851-8842
cindy.morgan-olson@actimize.com

Investors:
Marty Cohen
+1-212-574-3635 (ET)
ir@nice.com
Yisca Erez
+972-9-775-3798 (CET)
NICE Systems Ltd.
ir@nice.com

Trademark Note: Actimize, the Actimize logo, NICE and the NICE logo are trademarks or registered trademarks of NICE Systems Ltd. and/or its subsidiaries. All other marks are trademarks of their respective owners. For a full list of NICE Systems' marks, please see: http://www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Friscia, are based on the current expectations of the management of NICE-Systems Ltd. (the Company) only, and are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) and the resulting uncertainties; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; pressure on pricing resulting from competition; and inability to maintain certain marketing and distribution arrangements. For a more detailed description of the risk factors and uncertainties affecting the Company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.